SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.  )(1)

                              HARMONY TRADING CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   413303 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Claude Gendron, President
                      275 St. Jacques Street West, Suite 36
                        Montreal, Quebec, Canada, H2Y 1M9
                                  (514)286-0909
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413303 10 8                  SCHEDULE 13D            Page 1 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Group InterCapital, Inc. (No IRS Identification Number)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      N/A                                                               (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian corporation
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,735,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            N/A
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,735,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,735,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

Common Stock, $0.001 par value per share
Harmony Trading Corp.
275 St. Jacques Street West, Suite 36
Montreal, Quebec, Canada, H2Y 1M9

Item 2. Identity and Background

            (a)   Group InterCapital Inc.

            (b) 275 St. Jacques Street West, Suite 36 Montreal, Quebec, Canada, H2Y 1M9

            (c)   Group InterCapital is a venture capital firm.

            (d) During the last five years, neither Group InterCapital, nor any of its officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither Group InterCapital, nor any of its officers, directors or controlling persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Group InterCapital is incorporated under the Canada Business Corporation Act (Federal)

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the 1,735,000 shares of common stock purchased was $100,000. The source of funds to purchase the securities was from the working capital of Group InterCapital. The shares were purchased in a private sale from Paul Gottbetter.

Item 4. Purpose of Transaction

Group InterCapital purchased the shares to acquire control of the issuer. Group InterCapital is currently in negotiations with a prospective acquisition candidate, but as yet any disclosure of such acquisition would be speculative. Group InterCapital also intends to replace the current board and management.

Item 5. Interest in Securities of the Issuer

            (a) Group InterCapital owns 1,735,000 shares, which is 55.8% of the total outstanding common stock of the issuer.

            (b) Group InterCapital has sole voting and dispositive power over the shares.

            (c) Group InterCapital has neither acquired nor sold any shares of Harmony Trading Corp common stock in the past sixty days other than the acquisition of the 1,735,000 shares of common stock described in Item 3 above.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Harmony Trading Corp.

Item 7. Material to Be Filed as Exhibits

None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2000

GROUP INTERCAPITAL, INC.


By: /s/ CLAUDE GENDRON
Claude Gendron, President